U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                                 SEC FILE NUMBER
                                                                         1-14082

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [X] Form 10-K and Form 10-KSB    [ ] Form 20-F   [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

              For Period Ended:  April 30, 2000

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION


Full Name of Registrant: Smart Choice Automotive Group, Inc.

5200 S. Washington Avenue
(Address of Principal Executive Office)(Street and Number)

Titusville, Florida 32780
(City, State and Zip Code)


PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25 (c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-K for the fiscal year period ended April 30, 2000 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain financial and other information required to be included in the Form 10-K. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


       James E. Ernst                  (321) 269-0834
         (Name)                     (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).
                                                                [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results could not be made.


The Company on July 11, 2000 released its consolidated net income for year ended April 30, 2000 of $3.1 million compared with a net loss of $1.4 million for the year ended April 30, 1999. The increase in net income results principally from improved gross margins and improved collections, and the reorganization and recapitalization effective on December 1, 1999.

                      Smart Choice Automotive Group, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2000               Name: /s/ JAMES ERNST
                                        -----------------
                                        Chief Executive Officer and President